Exhibit 3.3

Final Form

RULES

FOR THE

MANAGEMENT BOARD

OF

LYONDELLBASELL INDUSTRIES N.V.

RULES FOR THE

MANAGEMENT BOARD

OF

LYONDELLBASELL INDUSTRIES N.V.

1.	INTRODUCTION

1.1	Article 14, paragraph 3 of the Articles provides that the Management Board may adopt rules governing its internal affairs, which rules require the approval of the Supervisory Board.

1.2	The Rules may only be amended by the Management Board with the approval of the Supervisory Board.

1.3	The Management Board and its Members shall observe and comply with these Rules and action shall be taken by the Management Board and its Members to ensure that the Members shall observe and comply with the principles set out in these Rules.

1.4	These Rules are complementary to (i) the provisions regarding the Management Board and its Members contained in applicable law and regulations, including the rules of the New York Stock Exchange or any other applicable exchange, (ii) the Articles and (iii) the rules pertaining to the relationship between the Supervisory Board and the Management Board, contained in the rules governing the Supervisory Board’s internal affairs.

1.5	In these Rules, the following expressions shall have the following respective meanings:

Articles means the articles of association of the Company

CEO means the Chief Executive Officer referred to in Article 13 paragraph 1 of the Articles and Clause 2.2.2

Clause means a clause of these Rules

Company means LyondellBasell Industries N.V.

General Meeting means the Company’s general meeting of shareholders

Management Board means the management board of the Company

Member means a member of the Management Board

Meeting means a meeting of the Management Board

Meeting of B Shareholders means a meeting of holders of class B ordinary shares in the Company’s share capital

Rules means these rules governing the Management Board’s internal affairs, including its annexes

Supervisory Board means the supervisory board of the Company

2.	THE MANAGEMENT BOARD

2.1	Responsibilities

2.1.1	In addition to the responsibilities that follow from the law and the Articles, the Management Board shall be responsible for the day to day affairs of the Company. In the performance of its duties, the Management Board and its Member(s) shall be guided by the interests of the Company and its associated enterprise.

2.2	Composition and term

2.2.1	The initial Management Board shall consist of one (1) Member. The term of the initial Management Board will be five (5) years. Thereafter, the Supervisory Board may determine the number of Members on subsequent Management Boards.

2.2.2	The Chief Executive Officer (CEO) of the LBI Group shall be the sole Member of the initial Management Board. Thereafter, in the event that the Supervisory Board determines that a subsequent Management Board will consist of more than one (1) Member, the CEO shall be a Member of such subsequent Management Board.

2.2.3	The term of the Member of the initial Management Board will be five (5) years. Thereafter, a Member can be appointed for a maximum term of four (4) years and may be reappointed. There is no limit to the number of times a Member can be reappointed.

2.2.2	If a Member is permanently incapacitated or prevented from acting, Article 15 paragraph 3 of the Articles shall apply.

2.3	Appointment and dismissal of Members

2.3.1	The Member(s) shall be appointed by the General Meeting in the manner as described in Article 13.2 of the Articles.

2.3.2	A Member is suspended and dismissed in the manner as described in Article 13 paragraphs 2, 5, 6 and 7 of the Articles. If a Member is suspended by the General Meeting or the Supervisory Board and the General Meeting does not resolve to dismiss him or to terminate or continue the suspension within three months from the date of suspension, the suspension shall lapse. A suspended Member shall be given an opportunity to account for his actions at the General Meeting and to be assisted by an adviser in doing so.

A resolution to continue the suspension as referred to above may be adopted only once. In such event the suspension may be continued for a maximum period of three (3) months commencing on the day the General Meeting has adopted the resolution to continue the suspension. If within the period of continued suspension the General Meeting has not resolved either to dismiss such Member or to terminate the suspension, the suspension shall lapse.

2.4	Remuneration

The Supervisory Board shall determine the remuneration and other terms of employment for the Member(s) (in their capacity as such) on the basis of a remuneration policy determined by the General Meeting, with due observance of Article 13.8 of the Articles.

2.5	Majority and quorum

2.5.1	Each Member shall have the right to cast one vote in a Meeting.

2.5.2	After the term of the initial Management Board has expired, in the event that a subsequent Management Board consists of more than one (1) Member, resolutions shall be passed by an absolute majority of the votes cast. Abstentions will be regarded as votes not cast. In the event of a tie vote or that no votes are cast, the matter shall be decided by the Supervisory Board.

2.5.3

The determination of the CEO with regard to the results of a vote, and, where there has been a vote about a proposal which has not been put in writing, his determination as to the contents of the resolution passed, shall be decisive.

However, where the accuracy of the determination referred to in the previous sentence is contested promptly after it has been made, a new vote shall take place if so required by a majority of the votes or, where the first vote did not take place by response to a roll call or in writing, if one person present with the right to vote so requires. The legal consequences of the original vote shall become void as a result of the new vote.

2.5.4	After the term of the initial Management Board has expired, in the event that a subsequent Management Board consists of two (2) Members, a quorum of one (1) Member holding office is required in order to validly hold a Meeting, and in the event that a subsequent Management Board consists of three (3) or more Members, a quorum of the majority of the number of Members holding office is required to validly hold a Meeting.

2.6	Meetings

2.6.1	The Management Board shall conduct six regularly scheduled Meetings a year and such meetings shall coincide with the meetings of the Supervisory Board. Meetings of the Management Board shall be held in The Netherlands.

2.6.2	The CEO shall chair the meetings of the Management Board.

2.6.3	[Omitted]

2.6.4	Notice of the Meeting shall be given by the CEO and shall set out an agenda identifying in reasonable detail the matters to be discussed at the meeting and shall be accompanied by copies of any relevant papers to be discussed at the meeting. Any matter which is to be submitted to the Management Board for a decision which is not identified in reasonable detail as aforesaid may, notwithstanding the foregoing, be decided upon at the applicable Meeting.

2.6.5	There shall be at least two days between the date on which notice is given to the Member(s) of any Meeting and the date on which it is held, unless the person giving notice of the Meeting determines, for urgent reasons, a shorter notice period is necessary.

2.6.6	[Omitted]

2.6.7	[Omitted]

2.6.8	The minutes of a Meeting shall be adopted in the same or in the next meeting. Minutes of the matters dealt with at a Meeting shall be sufficient evidence thereof and of the observance of all necessary formalities, provided such minutes are certified by the CEO.

2.6.9	The Management Board shall require the approval of:

a.	the General Meeting and the Supervisory Board, for the resolutions listed in Annex A;

b.	the Supervisory Board, for the resolutions listed in Annex B, except as contemplated by the then approved business plan and budget; and

c.	the General Meeting, the Supervisory Board and the Meeting of B Shareholders in accordance with article 21.1 of the Articles, for the resolutions listed in Annex C.

2.6.10	The Management Board shall further require the approval of the Supervisory Board for such resolutions of the Management Board as the Supervisory Board, after reasonable consultation with the Management Board, has specified in a resolution to that effect and notified to the Management Board.

3.	CONFLICT OF INTERESTS

A Member shall not participate in taking a decision on a subject or transaction in relation to which he has a direct or indirect personal interest, which is in conflict with the interests of the Company and its associated enterprise. In the event that—as a result of such conflict of interest—no resolution of the Management Board can be adopted in respect of a certain subject or transaction, the Supervisory Board shall decide on the matter concerned.

4.	MEMBERS

4.1	General

4.1.1	The CEO is entitled to represent the Company.

4.2	Tasks and Responsibilities

4.2.1	The CEO shall see to it that:

a.	the Member(s) receive in good time all information which is necessary for the proper performance of their duties;

b.	there is sufficient time for consultation and decision-making by the Management Board;

c.	the Management Board shall be constituted and function properly.

4.2.2	The Management Board shall, at least once every year, inform the Supervisory Board in writing of the main features of the strategic plan and annual budget of the Company.

4.2.3	If the CEO is permanently incapacitated or prevented from acting, a replacement Member may be temporarily charged with his tasks.

5.	GOVERNING LAW

5.1	These Rules shall be governed by, and be construed in accordance with, the laws of The Netherlands.

5.2	All disputes arising in connection with these Rules shall be finally settled in accordance with the arbitration rules of the Netherlands Arbitration Institute (NAI). The arbitral tribunal shall be composed of 3 (three) arbitrators: one selected by the Management Board, one selected by the Supervisory Board and the third agreed upon by the first two selected arbitrators. The place of arbitration shall be Amsterdam. The arbitral procedures shall be conducted in the English language. Consolidation of the arbitral proceedings with other arbitral proceedings pending in The Netherlands, as provided in article 1046 of the Netherlands Code of Civil Procedure, is excluded.

ANNEX A

Resolutions:

I.	regarding a significant change in the identity or nature of the Company or its associated enterprise, including in any event:

(i)	the transfer of the entire enterprise or practically the entire enterprise of the Company to a third party, whether by acquisition, business merger, consolidation, or sale of all or substantially all assets of the Company and its consolidated subsidiaries taken as a whole;

(ii)	to conclude or cancel any long-lasting co-operation by the Company or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the Company; and

(iii)	to acquire or dispose of a participating interest in the capital of a company with a value of at least one third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company, by the Company or a subsidiary.

ANNEX B

Resolutions to (to the extent applicable, in one or a series of related transactions):

1.	acquire, repurchase, redeem, cancel, sell, or otherwise dispose of any equity interest of the Company or any of its significant subsidiaries, or any equity interest convertible into or exchangeable for, or any rights, warrants or options to acquire any shares of, capital stock of the Company or any of its significant subsidiaries;

2.	declare, set aside, make or pay any dividend or other distribution in respect of the Company’s Securities, or purchase or redeem, directly or indirectly, such Securities;

3.	amend, modify or waive any material term of any outstanding (i) Security of the Company or any of its significant subsidiaries or (ii) indebtedness (as defined in GAAP) in excess of $125,000,000 of the Company or any of its significant subsidiaries;

4.	consummate an initial public offering or a public offering of the Securities of any subsidiary.

5.	make any acquisition or divestiture of any material business or material assets, or enter into, withdraw from or make any material change to any joint venture, agreements or commitments relating thereto;

6.	With respect to any action or transaction that would require approval of the Supervisory Board hereunder if such action were to be taken by the Company, cast any votes with respect to non-wholly owned investments or subsidiaries, or grant any proxy with respect to the voting of any shares directly or indirectly;

7.	to adopt, materially amend or materially change the annual budget or strategic plan for the Company and its associated enterprises or make aggregate expenditures exceeding the overall budget by greater than 10%;

8.	make expenditures for capital projects (i) contemplated by the then approved annual budget, in excess of $125,000,000 or (ii) not contemplated by the then approved annual budget, in excess of $50,000,000;

9.	adopt or amend rules governing the Management Board’s internal affairs;

10.	enter into any material new line of business;

11.	agree to enter into or consummate any mergers, amalgamations, consolidations, reorganizations, recapitalizations or other business combinations with unrelated third parties;

12.	commence the termination, liquidation or dissolution of the Company, or enter into any agreement or arrangement relating thereto;

13.	propose or institute proceedings to adjudicate the Company or any of its subsidiaries as bankrupt, or consent to the filing of a bankruptcy proceeding against the Company or any of its subsidiaries, or file a petition or answer or consent seeking reorganization of the Company or any of its subsidiaries under any applicable bankruptcy or insolvency laws, or consent to the filing of any such petition against the Company or any of its subsidiaries, or consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or any of its subsidiaries, or make an assignment for the benefit of creditors of the Company or any of its subsidiaries or admit in writing the Company’s or any of its subsidiary’s inability to pay its debts generally as they become due;

14.	subject to applicable insolvency law, propose that the Company or any of its subsidiaries be wound up or that any liquidation proceedings be commenced;

15.	make any payments to a Manager other than (A) regular salary payments, (B) expense reimbursement in the ordinary course of business consistent with past practice, (C) pursuant to any contract previously approved by the Supervisory Board, (D) payments arising under the Company’s employee benefit and compensation plans which are generally applicable to all employees of the Company and its subsidiaries and (E) director and observer expenses generally payable to the directors and observers of the Company and its subsidiaries, in accordance with policies approved by the Supervisory Board;

16.	other than as permitted under the Transaction Documents and the Financing Agreements, enter into any transaction (i) with any officer, director or any relative thereof, except as permitted under Item 15, (ii) other than in the ordinary course of business, with any Rights Offering Sponsor or 5% shareholder or any of its Affiliates;

17.	enter into, extend or terminate any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, obligation or similar understanding (i) in the ordinary course of business, involving more than $300,000,000 for purchase contracts and more than $150,000,000 for sales contracts or (ii) outside of the ordinary course of business, involving more than $50,000,000;

18.	hire or fire any Senior Officer or create any new Senior Officer position;

19.	(i) adopt, approve or materially amend compensation and benefit plans and programs of the Company or any of its subsidiaries, including cash bonus plans, option and equity-based or profit sharing plans, (ii) approve any grant under any option or equity-based or profit sharing plan, (iii) change the compensation of Senior Officers or (iv) enter into or adopt any welfare, pension or benefit plan or arrangement involving any labor organization (including without limitation any multi-employer trust providing retirement benefits);

20.	adopt or approve any Company-wide severance agreements or arrangements or any severance agreements or arrangements with any Senior Officer;

21.	enter into any agreement providing for the indemnification of any officer, director or employee of the Company or any of its subsidiaries;

22.	purchase or obtain “director and officer” insurance for the benefit of any officer, director, employee, agent or representative of the Company or any of its subsidiaries;

23.	pay any fees to any of the Rights Offering Sponsors or any of their respective Affiliates, other than as contemplated by the Transaction Documents;

24.	make any public filing with, or public report to, any regulatory agency relating to or referring to the Rights Offering Sponsors and their financial circumstances or capital structure, except as it relates to their equity ownership, governance rights or as otherwise required by applicable law or regulation, including the rules of the New York Stock Exchange or any other applicable exchange;

25.	accept or approve the external auditors or auditors’ reports;

26.	approve the payment of any investment banking fees in excess of $10,000,000;

27.	settle any litigation in excess of $50,000,000;

28.	issue any press releases or other public announcements, or give any media interview relating to or referring to the Rights Offering Sponsors and their financial circumstances or capital structure, except as it relates to their equity ownership, governance rights or as otherwise required by applicable law or regulation, including the rules of the New York Stock Exchange or any other applicable exchange;

29.	make any political contribution or make any charitable contribution in excess of $500,000;

30.	amend or waive any material term of any agreement or transaction that required, or would have required had such agreement or transaction been entered into after the adoption hereof, approval of the Supervisory Board hereunder;

31.	change the corporate seat of the Company; or

32.	make, permit or approve any of the following transactions:

•

other than under the Financing Agreements or in the ordinary course of business consistent with the then approved business plan and budget, mortgage or otherwise encumber or subject to any Encumbrance any material assets of the Company or any of its subsidiaries;

•

other than under the Financing Agreements or in the ordinary course of business consistent with the then approved business plan and budget, lend any money or assets of the Company to any other Person in excess of 50,000,000; provided however, that any loans made to directors, officers or employees of either the Company or of any of its subsidiaries other than normal advances for travel and entertainment expenses and the like, shall require approval irrespective of the amount; or

•

other than under the Financing Agreements (including from time to time drawing down proceeds under any Financing Agreements), incurrence of (a) indebtedness of the Company or its subsidiaries for money borrowed from others and purchase money indebtedness, in each case in excess of $100,000,000; (b) guarantees by the Company or its subsidiaries of third party indebtedness of the type and amounts described in clause (a) above, but excluding endorsements of checks and other instruments in the ordinary course; and (c) obligations of the Company or its subsidiaries to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property in excess of $50,000,000, which obligations are required to be classified and accounted for as capital leases on a balance sheet of the Company, as of such date computed in accordance with GAAP.

In this Annex B, the following expressions shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, the terms “control,” “controlling,” “controlled by” and “under common control with,” as used with respect to any person, means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, with respect to any Rights Offering Sponsor, “Affiliate” shall include all investment funds managed or controlled by such Rights Offering Sponsor or such Rights Offering Sponsor’s Affiliates.

“Encumbrances” means any encumbrances, lien, pledge, security interest, claim, charges, option, right of first refusal or offer, mortgage, deed of trust, easement, including restrictions on the right to vote equity interests.

“Equity Commitment Agreement” means that certain Equity Commitment Agreement, dated as of December 11, 2009 by and among the Company, the Rights Offering Sponsors and the Company’s subsidiaries and affiliates who are party thereto, as it may be amended, supplemented or modified from time to time.

“Financing Agreements” means all indentures, credit agreements and other documents with respect to financing in effect as of the date on which the Plan becomes effective in accordance with its terms.

“GAAP” means the generally accepted accounting principles in the United States of America.

“Manager” means any Member of the Management Board, any officer of the Company or any of its subsidiaries, and any employee at an M4 compensation level or higher or similar level in the future and any Affiliate of any of the foregoing.

“Person” shall be construed broadly and shall include, without limitation, an individual, a partnership, stichting, commanditaire vennootschap, besloten vennootschap, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Plan” means the joint chapter 11 plan of reorganization of LyondellChemical Company and its subsidiaries and affiliates who are debtors and debtors-in-possession, including all exhibits and schedules annexed thereto or associated therewith.

“Rights Offering Sponsors” means LeverageSource (Delaware) LLC, AI LBI Investment LLC and Ares Corporate Opportunities Fund III, L.P.

“Securities” means, with respect to any Person, such Person’s capital stock or other equity interests or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such Person’s capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

“Senior Officer” means Persons who serve in the following positions within the LBI Group: President and Chief Executive Officer, Executive Vice President & Chief Financial Officer, Executive Vice President & Chief Legal Officer, Senior Vice President, Intermediate & Derivatives, Senior Vice President, Olefins and Polyolefins, Americas, Senior Vice President, Olefins and Polyolefins, EAI, Senior Vice President, Refining, Senior Vice President, Research & Development, Senior Vice President, Manufacturing, Americas, Senior Vice President, Manufacturing, EAI, Senior Vice President, Technology, Vice President, Health, Safety and Environment and Vice President, Human Resources or such other Person who may serve as a direct report to the CEO.

“Transaction Documents” means the Equity Commitment Agreement, the Plan, and the Financing Agreements.

ANNEX C

Resolutions:

I.	An acquisition, business merger, sale of all or substantially all assets of the Company and its consolidated subsidiaries taken as a whole, consolidation or a voluntary or involuntary liquidation, dissolution or winding up of the Company (or its subsidiaries, the assets of which constitute all or substantially all of the assets of the Company and its subsidiaries, taken as a whole), in a single transaction or series of transactions, in each case, pursuant to which the class B ordinary shares in the Company’ share capital are redeemed, purchased, converted, retired or otherwise exchanged for value at the price less than USD 10.61 per class B ordinary share in the Company’ share capital, subject to anti-dilution adjustments as set forth in the Articles (the “Class B Liquidation Preference”).